EXHIBIT 4.4

Executive employment agreement – Mr John M Stewart (as Managing Director and

Chief Executive Officer of the Group)

PRIVATE & CONFIDENTIAL

27 May 2004

Mr John Stewart

Managing Director & Chief Executive Officer

National Australia Bank Limited

Level 35, 500 Bourke Street

Melbourne   VIC   3000

Dear John

1                                          Offer of Appointment and Employment

On behalf of the Board of National Australia Bank Limited, I am pleased to confirm your employment in the position of Managing Director and Chief Executive Officer of National Australia Bank Limited, on the terms and conditions set out in this agreement.  During your employment with the National in this position, you may use the title “Group Chief Executive”.

2                                          Employer

Your contract of employment will be with National Australia Bank Limited.  You may also be required to provide services to any Related Body Corporate of the National.

3                                          Period of Employment

3.1                                  You agree that the terms and conditions set out in this agreement have applied to your employment with the National from 2 February 2004 (the “Commencement Date”).

3.2                                  Subject to paragraph 17 of this agreement, the period of your employment under the terms of this agreement is for three years from the Commencement Date and will cease by reason of effluxion of time on 1 February 2007 (the “End Date”).

3.3                                  No later than six months before the End Date, the National will review with you the possibility of extending your employment and this agreement for a period of one year from the End Date.

4                                          Position and Duties

4.1                                  You will exercise the powers and discretions, hold the responsibilities and perform the duties of Managing Director and Chief Executive Officer inclusive of those which the Board determines are appropriate to your position or those delegated to you by the Board from time to time (collectively “the powers, duties and responsibilities of your position”).

4.2                                  You will exercise your powers and perform your duties and responsibilities in a proper and efficient manner.  Unless you are absent by reason of ill health or approved leave, you will devote the whole of your time, attention and abilities, during the National’s normal business hours and otherwise as is reasonably necessary, to perform the powers, duties and responsibilities of your position.

4.3                                  In your position, you will report to the Board and, as required from time to time, to the Chairman on behalf of the Board.  You will comply with all lawful directions of the Board or of the Chairman.

4.4                                  For the purposes of this agreement, independently of the National’s rights under the Constitution, the National may give you a direction which alters, adds to or reduces the powers, duties and/or responsibilities of your position, provided that the direction is reasonable.

4.5                                  During your employment, you must use your best endeavours to promote and enhance the National’s interests, welfare, business, profitability, growth and reputation.  You must not intentionally recklessly or negligently do, or omit to do, anything which is or may be harmful to those things.

4.6                                  In addition to your duties as an officer and an employee of the National, you will also owe duties in respect of each Related Body Corporate of the National in respect of the holding of office as a Director of a Related Body Corporate and in your capacity as an employee of the National in respect of any duties performed in relation to a Related Body Corporate.

4.7                                  You must promptly report to the Board, or any other person authorised by the Board, any material information which relates to the business of the National (or of any Related Body Corporate), the exercise of your powers, or the performance of your duties and responsibilities.

4.8                                  You must provide any information and explanations that the Board, or any other person authorised by the Board, requests, where such information and explanation relates to the business of the National (or of any Related Body Corporate), the exercise of your powers, or the performance of your duties and responsibilities.

5                                          Location

5.1                                  Your position will be located at the Head Office for the operations of the Group, which is currently Melbourne, Australia.

6                                          Other Offices

6.1                                  You may, from time to time, hold office as a director of a Related Body Corporate.  If you cease to be an employee of the National and thereby the office of Managing Director and Chief Executive Officer of the National held by you becomes vacant, you agree to resign with immediate effect from each office held by you in the National and in each Related Body Corporate.

6.2                                  For the purposes of sub-paragraph 6.1 above, you irrevocably appoint the Chairman of the National, as elected from time to time, to be your attorney and in your name and on your behalf to execute any document or do anything necessary to comply with your obligations under the provisions of sub-paragraph 6.1.  The power of attorney granted to the Chairman under sub-paragraph 6.1 shall remain in force both during your employment and after it ceases.

7                                          Travel Provisions

7.1                                Upon the completion of the period of your employment under this agreement, the National will provide to you a one-way, first-class, airfare from Melbourne to London and will reimburse you for reasonable expenses incurred by you relocating to London.  These travel benefits do not form part of your Total Employment Compensation.

8                                          Performance Review

8.1                                  No later than the last month of each financial year of the National, you and the Board or nominee will discuss appropriate performance measures and targets for the forthcoming financial year of the National, with a view to reaching agreement on the measures of performance and the targets in respect of those measures which will be used by the Board or nominee in the assessment of your performance in your position.  In default of agreement, within three months of the commencement of a financial year of the National, the Board or nominee may provide a determination in writing of reasonable performance measures and targets for that financial year.

8.2                                  As soon as practicable after the end of each financial year, the Board will review your performance by reference to the agreed or determined measures and targets.

9                                          Exclusive Employment

9.1                                  During your employment by the National, you must not, without the Chairman’s prior written consent:

(a)                                   be or become an employee or agent of any other person;

(b)                                  undertake any other business or profession; or

(c)                                   assist or have any interest in any other business or profession.

9.2                                  Notwithstanding sub-paragraph 9.1, you may hold or acquire, as a bona fide investment, shares or other securities of a company listed for quotation on any recognised stock exchange, unless to do so would be unlawful or the standards of corporate governance determined by the Board makes it improper or inappropriate.

10                                   Remuneration

Total Employment Compensation (“TEC”)

10.1         Your annual remuneration will be provided as a TEC.  Your TEC is $2,230,000.  Your TEC is comprised of your Total Remuneration Package (“TRP”) and, as set out in paragraphs 10.6, 10.7, 10.8 and 10.9, either employer superannuation contributions or pension contributions, i.e. any superannuation or pension contributions are funded from your TEC.

10.2         Your TEC is provided in accordance with the terms of the Management Remuneration Package Guidelines as issued and varied by the National in its discretion from time to time.

10.3         Your TRP is comprised of a salary and benefit component.  The salary component of your TRP is $1,230,571.  The benefit component of your TRP is $820,381.  Your TRP is, therefore, $2,050,952.

10.4         You may salary package the benefit component of your TRP in each year.  This proportion may be provided as cash or non-cash benefits or a combination of both.  It includes any Fringe Benefits Tax payable by the National in connection with the provision of non-cash benefits.

10.5         Your salary and any other cash benefit component of your TRP will be paid fortnightly in arrears.

Superannuation (funded from your TEC)

10.6                            During the period of your employment, the National will make annual superannuation contributions (if any) of an amount equal to 9.7% of 90% of your TRP into the National Australia Bank Group Superannuation Fund (the “Fund”) – these contributions are included in your TEC.  The National may alter the amount of this contribution from time to time, subject to any applicable legislation.  Any amount above the Maximum Earnings Base for Superannuation Guarantee contribution purposes will be paid to you as a cash allowance.

10.7                            The employer superannuation contribution set out in sub-paragraph 10.6 is in addition to any employee superannuation contributions you may make to the Fund, either in the form of additional employee contributions, or by deductions from your TRP.

10.8                            In lieu of the Australian superannuation arrangements provided for in sub-paragraphs 10.6 and 10.7 above, you may elect, by notice in writing to the National, to participate in a pension or other scheme in the United Kingdom nominated by you, which is approved by the National (the “approved scheme”), to which you may contribute up to 25% of the salary component of your TRP.  However, the contribution can be no greater than the amount permitted by any Inland Revenue regulations (or other United Kingdom tax provisions) to be made to the approved scheme from time to time, without any tax being charged to the National or a Related Body Corporate or other tax consequences for the National or a Related Body Corporate.

10.9                            If the amount that may be contributed to the approved scheme in accordance with sub-paragraph 10.8 is less than 25% of the salary component of your TRP, the National will pay to you the amount equal to the difference in the form of additional taxable salary.

Other benefits

10.10                      In addition to the benefits provided to you as part of your TEC, you are entitled to participate in:

(a)                                   the Short-Term Incentive Performance-Based Plan, as set out in Schedule A to this agreement; and

(b)                                  the Long-Term Incentive Performance-Based Plan, as set out in Schedule B to this agreement.

10.11                      In addition to the benefits provided to you as part of your TEC, and subject to any approvals of shareholders where required by law, by the Constitution, the Corporations Act, or the Listing Rules:

(a)                                   you will be considered for participation in other staff share schemes as the Board may determine;

(b)                                  you are encouraged to undertake an annual medical assessment at the National’s expense; and

(c)                                   you are entitled to participate in other benefits which are normally provided to executives employed by the National.

11                                   Director’s Remuneration

Your TEC is paid in respect of services provided by you to the National under this agreement, including services in connection with holding office as a Director of the National or of any Related Body Corporate.  No separate amount is payable by the National to you in respect of your services as a Director of the National or of any Related Body Corporate.

12                                   Expenses

Subject to substantiation and approval in accordance with the National’s guidelines from time to time, the National will reimburse you for all expenses you properly incur in carrying out your responsibilities and duties including, but not limited to, travelling, accommodation, entertainment and telephone expenses.  Payment of any reimbursement is subject to the approval of the Chairman.

13                                   Annual Leave

13.1         You are entitled to 30 days’ paid annual leave for each period of 12 months’ continuous service during your employment.  For any continuous period of service of less than 12 months, you will be entitled to a proportionate amount of leave.

13.2                            Leave will be taken within 12 months of it falling due, at times agreed by you and the Chairman.  Annual leave is not cumulative and annual leave not taken within 12 months of it falling due will be forfeited.  No payment in lieu of forfeited annual leave will be made.  Despite this, with the National’s consent, you may carry forward a maximum of 10 days’ annual leave from one year to the next.

13.3                            Subject to sub-paragraph 13.2, any accrued but unused portion of annual leave will be paid upon termination of your employment.  Payment will be calculated on the basis of your TEC at the date of termination, or in accordance with the payment basis which the National applies to other senior executives of the National at the time the payment to you is due.

14                                   Long Service Leave

14.1                            You are entitled to long service leave in accordance with:

(a)                                   the National Australia Bank Group Award 2002 as replaced and varied from time to time, as it applies to the National; or

(b)                                  the National’s retiring allowance and extended leave scheme as varied from time to time,

whichever provides the greater period of leave.

14.2                            Any accrued but unused portion of long service leave will be paid on termination of your employment.   Payment will be calculated on the basis of your TRP at the date of termination, or in accordance with the payment basis which the National applies to other senior executives of the National at the time the payment to you is due.

15                                   Sick Leave

During the period of your employment, and any further period of employment under this agreement, the National will provide you with a total of 90 days’ paid sick leave if you are unable to duly perform the powers, duties and/or responsibilities of your position by reason of personal illness, accident or injury.  This entitlement is subject to you providing evidence satisfactory to the National of your incapacity, if requested by the National to do so.

16                                   Confidentiality and other Duties

16.1                            You agree that:

(a)                                   Confidential Information is solely and exclusively the property of the National or of a Related Body Corporate (or both) (as the case may be);

(b)                                  you are subject to obligations in relation to Confidential Information by reason of this agreement;

(c)                                   you are subject to obligations in relation to Confidential Information under the common law; and

(d)                                  the Corporations Act places certain obligations on you in respect of use or disclosure of information.

16.2                            Unless you are required by the National (or the relevant Related Body Corporate), its auditors, or by law, or the National (or the relevant Related Body Corporate) agrees in writing, you must not use any Confidential Information or disclose any Confidential Information to any person other than for the purposes of your office and employment.

16.3                            You must not use any Confidential Information for the benefit of any person other than the National (or the relevant Related Body Corporate).

16.4                            To the extent that Confidential Information is publicly available (other than by reason of a breach by you or any other person of obligations owed to the National (or to the relevant Related Body Corporate) in relation to Confidential Information), subject to sub-paragraph 16.5 below your obligations under this paragraph 16 cease.

16.5                            If it is uncertain whether any information is Confidential Information or any Confidential Information is publicly available, such information is deemed to be Confidential Information and deemed not to be publicly available, unless the National (or the relevant Related Body Corporate) informs you in writing to the contrary.

16.6                            So far as is reasonably practicable, you must maintain proper and secure custody of Confidential Information and use your best endeavours to prevent the disclosure of Confidential Information to third parties or the use by them of Confidential Information.

16.7                            Upon cessation of your employment or on request by the Board, you must immediately deliver to the National (on its behalf or on behalf of the relevant Related Body Corporate) all Confidential Information which is physically capable of delivery.

16.8                            If the National requests you to do so (on its behalf, or on behalf of any Related Body Corporate), instead of delivering the Confidential Information as set out in sub-paragraph 16.7 above, you must destroy the Confidential Information and certify in writing to the National that the Confidential Information has been destroyed.

16.9                            In the case of computer software or other computer or electronic data the National has requested you to destroy, you must erase it from magnetic or other media on which it is stored such that it cannot be recovered or in any way reconstructed and certify in writing to the National that the Confidential Information has been so destroyed.

16.10                      Your obligations in relation to Confidential Information under this agreement:

(a)                                   continue after cessation of your employment with the National;

(b)                                  are enforceable by the National (or any Related Body Corporate) at any time by legal process; and

(c)                                   are for the continuing benefit of the National and of each Related Body Corporate.

16.11                      Your obligations under the Corporations Act as an officer and as an employee are in addition to your obligations under this agreement.

16.12                      You have read and understood, and will comply with, Article 11.8 of the Constitution “Obligation of Secrecy” and, without limiting the generality of your obligations as an employee or as an officer of the National, you will not reveal or make known any of the matters, affairs or concerns which may come to your knowledge as a Director or officer of the National to any person or persons except in the course or performance of your duties or under compulsion or obligation of law when officially required to do so.

17                                   Termination of Employment

Summary Termination

17.1                            At any time, the National may terminate your employment effective immediately by giving written notice to you, if:

(a)                                   you become bankrupt or compound with your creditors (or any of them) or assign your estate for the benefit of your creditors (or any of them);

(b)                                  you are precluded from taking part in the management of a corporation by a provision of the Corporations Act;

(c)                                   you are convicted of any offence involving fraud or dishonesty or any other serious offence (except for a traffic offence) which is punishable by imprisonment (whether you are imprisoned or not);

(d)                                  you commit a serious or persistent breach or non-observance of this agreement;

(e)                                   you are guilty of misconduct of such a kind that it would be unreasonable to require the National to continue your employment during the notice period required under this agreement; or

(f)                                     your office as a Director becomes vacant or is vacated by force of the Corporations Act or of the provisions of Article 10.14 or Article 10.28 of the Constitution.

Termination by the National by giving notice

17.2                            At any time the National may terminate your employment by giving you six months’ written notice, if:

(a)                                   the National has determined that it no longer wishes to retain your services; or

(b)                                  you are removed from office as a Director of the National in accordance with the relevant provisions of the Corporations Act or  the Constitution (subject to any applicable provisions of the Corporations Act).

17.3                            In the National’s discretion it may:

(a)                                   require you to work through all (or part only) of the notice period;

(b)                                  direct you to take special leave on TEC during some part or all of the notice period;

(c)                                   in respect of a period for which payment in lieu is not made, direct you to work for part and to take special leave for part; or

(d)                                  make payment in lieu of the whole notice period (or the balance of the notice period if you have worked and/or been directed to take special leave for part of the notice period).

17.4                            If the National makes payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

17.5                            Upon termination of employment under sub-paragraph 17.2, the National will in addition to any payment under sub-paragraph 17.3 pay to you a termination payment of an amount equal to 12 months’ TEC.

Consequences of cessation of office

17.6                            You acknowledge that, by reason of the Constitution and of the Corporations Act, if you cease to hold office as a Director of the National or your office as a Director of the National becomes vacant, you thereupon automatically cease to hold office as Managing Director and Chief Executive Officer and the National may terminate your employment in accordance with the provisions of this agreement.

Termination by the National on account of extended absence

17.7                            At any time, the National may terminate your employment by making a payment in lieu of notice of an amount equal to six months of your TEC if you are unable, by reason of illness, accident or injury:

(a)                                   to duly perform the powers, duties and/or responsibilities of your position for periods aggregating more than three months in any 12 month period; or

(b)                                  to resume the powers, duties and/or responsibilities of your position after a period of three months from the commencement of the incapacity.

17.8                            Before the National is entitled to terminate your employment under sub-paragraph 17.7:

(a)                                   you must have been afforded a reasonable opportunity to provide the National with any information from a medical practitioner or any other health service provider of your choice, as to the nature and extent of your incapacity including the expected duration of incapacity and your prognosis generally; and

(b)                                  in order for the National to make an informed decision as to whether you are able to carry out the inherent requirements of your position, the National may require you to undergo an examination by a medical practitioner or other health service provider of the National’s choice and you consent to a report, including the results of such examination, being provided to the National by that medical practitioner or other health service provider.

17.9                            If your employment is terminated in accordance with sub-paragraph 17.7:

(a)                                   the National will pay to you a termination payment of an amount equal to 12 months’ TEC; and

(b)                                  in addition to such termination payment, the National may, in its absolute discretion, determine to pay to you any additional benefits which may be appropriate in the circumstances.

Termination by you because of material change of circumstances

17.10                      You may terminate your employment under this agreement in the case of a material change of circumstances by giving the National six months’ notice in writing.

17.11                      A change in the powers, duties and responsibilities of your position that is not authorised by the terms of this agreement is a “material change of circumstances” if, and only if, without your agreement:

(a)                                   the National purports to reduce your TEC;

(b)                                  the National purports to substantially reduce the powers or responsibilities of your position;

(c)                                   the National purports to substantially diminish the scope of your duties in your position;

(d)                                  the National purports to unilaterally appoint you to another position;

(e)                                   there is any other change by the National in relation to your employment, which, under generally applicable principles of law, would amount to conduct by the National entitling you to accept that conduct as constituting a termination of your employment; or

(f)                                     you cease to report to the board of the ultimate parent or holding company of the National.

17.12                      In the National’s discretion:

(a)                                   the National may require you to work through all (or part only) of the notice period; or

(b)                                  the National will make payment in lieu of the whole notice period (or the balance of the notice period if you have worked for part of the notice period).

17.13                      If the National makes a payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

17.14                      Upon termination of employment on this basis, the National will in addition to any payment under sub-paragraph 17.12(b) pay to you a termination payment of an amount equal to 12 months’ TEC.

17.15                      If you terminate your employment as a result (wholly or in part) of an event under sub-paragraph 17.11(a) above, then any payment the National makes under sub-paragraph 17.14 will be calculated on the basis of your TEC before the purported reduction of your TEC.

Other termination by you

17.16                      You may terminate this agreement at any time by giving the National six months’ written notice or such other period of notice as the National may agree with you in writing.

17.17                      The National may either:

(a)                                   retain you in its service for all or part of the notice period, in which case the National may either require you to undertake your normal duties or require you to take special leave during this period; or

(b)                                  make payment in lieu of the whole of the notice period (or the balance of the notice period if you have worked or taken special leave for part of the notice period).

17.18                      If the National makes a payment in lieu of all or part of the notice period, it will be calculated on the basis of your TEC.

Forfeiture of Deferred Issued Shares upon termination of employment by the National in certain circumstances

17.19                      If:

(a)                                   your employment is terminated by the National on, or by reason of, any of the grounds listed in sub-paragraph 17.1(b)-(f) under the heading “Summary Termination” above; and

(b)                                  that ground (or grounds) included or involved a breach by you of, or failure to comply with, your duties or obligations to, or otherwise directly involved, the National, then all, right, title or interest in all Deferred Issued Shares (whenever issued) will be forfeited.

18                                   Entitlements and Obligations Upon Termination

18.1                            Subject to any reductions in the amount of your termination payment in accordance with sub-paragraphs 18.2 and 18.3 of this agreement, in addition to any other entitlement under this agreement, on any termination of your employment you are entitled to receive:

(a)                                   your salary and other benefits under this agreement until the date of termination;

(b)                                  an amount in lieu of any accrued but untaken annual leave calculated on the basis of TRP;

(c)                                   an amount in lieu of any accrued but untaken long service leave calculated on the basis of TRP;

(d)                                  any other benefits due to you pursuant to any share plan or other relevant plan; and

(e)                                   reimbursement of any expenses properly incurred by  you in accordance with this agreement,

up to and including the date of your termination.

18.2                            Any amount payable to you in accordance with this agreement upon termination of employment is conditional upon the payment complying with, and being permitted by, the provisions of the Corporations Act.

18.3                            If the payment upon termination of employment required under this agreement would exceed that which is permitted by the Corporations Act, then, despite any other provisions of this agreement, you will only be entitled to, and the National will only pay to you, that part of the amount of the payment as is permitted by the provisions of the Corporations Act.

18.4                            Upon termination of your employment you will return each item of the National’s property (including but not limited to keys, access cards, each vehicle owned or leased by the National, computers, and disks) in your possession or control.

Non-Solicitation Covenant

18.5                            You covenant that whether on your own account, or for any person, for a period of 12 months from the date your employment with the National ceases, or if that is not reasonable, for a period of 6 months from the date your employment with the National ceases, you will not solicit or entice, or endeavour to solicit or entice, from the National (or from any Related Body Corporate) any officers or employees of (or any contractors to) the National, whether or not that person would commit a breach of any contract by reason of ceasing to service or provide services and/or goods to the National (or to any Related Body Corporate).

18.6                            For the purposes of sub-paragraph 18.5, any reference to the officers, employees, and contractors of the National (or any Related Body Corporate) is limited to those employees and contractors directly or indirectly interested, engaged or employed by the National (or by any Related Body Corporate) in any business or activity of a like or similar kind to that in which the National (or any Related Body Corporate) was interested or engaged during the period of 12 months prior to the cessation of your employment with the National.

Non-Competition Covenant

18.7                            You covenant that for a period of 12 months from the date your employment with the National ceases, or if that is not reasonable, for a period of 6 months from the date your employment with the National ceases, you will not, without the National’s prior written consent:

(a)                                   engage in Restricted Activities, that is:

(i)                                      participation in the business of providing financial services in competition with the Group;

(ii)                                   participation in any business or activity of a like or similar kind to that in which the Group was interested or engaged and in respect of which you, in the National’s reasonable opinion, had substantial knowledge, during the period of 12 months prior the termination of your employment with the National in respect of that business or activity;

(iii)                                soliciting or enticing, or endeavour to solicit or entice, from the National, the custom of any person who during the 12 months prior to the cessation of your employment was a significant customer of the National;

(b)                                  in a Restricted Area, that is:

(i)                                   any State or Territory of Australia;

(ii)                                   any State or Territory of Australia and any country in which the National, or a Related Body Corporate is, directly interested or engaged in:

(1)                               the business of providing financial services;

(2)                                    any business or activity of a like or similar kind to that in which the National, or a Related Body Corporate, was interested or engaged during the period of 12 months prior to the termination of your employment with the National, in respect of that business or activity.

Application of Restrictions

18.8                            Sub-paragraph 18.7 will be construed and have effect as if it were a number of separate sub-paragraphs which results from combining the commencement of sub-paragraph 18.7 with each sub-paragraph in paragraph (a) and combining each such combination with each sub-paragraph of paragraph (b).  Each such resulting sub-paragraph is severable from each such resulting sub-paragraph and any word or phrases contained in the commencement of sub-paragraph 18.7 is severable.  If any such resulting sub-paragraph (or any word or phrase contained in the commencement of sub-paragraph 18.7) is declared or determined to be illegal, invalid or unenforceable for any reason by final determination of any court or tribunal of competent jurisdiction, such illegality, invalidity or unenforceability will not prejudice or in any way affect the validity or enforceability of any other such resulting sub-paragraph, word or phrase.

Reasonableness

18.9                            You agree that in your position, and in your employment with the National generally, you have and will become aware of information which is confidential to the National and its Related Bodies Corporate and information concerning all aspects of the National’s dealings with its customers.  You further agree that the restrictions set out in sub-paragraph 18.5, 18.6 and 18.7 are reasonable in all the circumstances of your employment with the National.

Interpretation

18.10                      For the purposes of sub-paragraph 18.7:

“the business of providing financial services” includes, but is not limited to, banking services, insurance services and funds management services;

“participation in” means, whether directly or indirectly, being:

(a)                                    interested, engaged or employed in, or acting at, the senior executive or management level;

(b)                                   an officer (including being the holder of any non-executive office);

(c)                                    a senior executive or managerial employee or agent; or

(d)                                   an adviser or consultant to the board of directors, senior executives or management level employees,

of any person, firm or corporation.

19                                   Policies

19.1                            You will comply with all the National’s policies and procedures generally, as established and varied from time to time.  The National’s policies and procedures are for the National’s benefit solely and create no right or entitlement in you.  By accepting this offer, you acknowledge your awareness of the National’s policies and procedures which are currently in operational effect.

20                                   Dispute resolution

20.1                            Any dispute in respect of the application of this agreement or concerning its interpretation, other than a dispute giving rise to a claim for equitable relief, will be resolved in accordance with the following steps:

(a)                                   when either you or the National notifies a dispute in writing to the other party, the dispute will be discussed between you and the Chairman with a view to resolution;

(b)                                  if that discussion fails to resolve the dispute within 14 days of the notice, within a further 3 days the dispute will be discussed between you and the Board with a view to resolution.

20.2                            Subject to completion of the process set out in sub-paragraph 20.1 above, a dispute between the National and you (other than a claim for equitable relief) as to:

(a)                                   the interpretation of this agreement; or

(b)                                  the rights or obligations of each party arising from your employment relationship with the National,

must be submitted to a single arbitrator in accordance with and subject to the Commercial Arbitration Act 1984 (Victoria).

20.3                            For the purposes of an arbitration under sub-paragraph 20.2 above, if the National does not agree with you on the appointment of an arbitrator within 14 days of the notification of dispute by either party to the other, the President or Acting President of the Law Institute of Victoria will appoint an arbitrator on application by either you or the National.

21                                   Amendment

This agreement may only be varied or replaced by a document signed by the National and you.

22                                   Extent of Contractual Obligations

22.1                            The provisions of this agreement shall operate only to the extent permitted by:

(a)                                 law, in particular, the Corporations Act; and

(b)                                  any other obligations with which the National must comply under the Listing Rules.

22.2                            If any provision or part of a provision of this agreement goes beyond that which is permitted by law, or does not comply with the obligations referred to in sub-paragraph 22.1 above, that provision or part of a provision shall be interpreted in such a way as to be permitted by law or to comply with the obligations or, if such an interpretation is not open, that provision or part of the provision must be severed.

22.3                            This paragraph 22 does not apply so as to limit or affect the operation of any other provision of this agreement which governs the interpretation of this agreement or which provides for severance of any part of this agreement.

23                                   Entire Understanding

23.1                            This agreement including its Schedules constitute the entire agreement of the parties about its subject matter.   Any previous agreements, understandings and negotiations on that matter cease to have any effect.

23.2                            For the avoidance of doubt, for the purpose of this agreement the subject matter of this agreement is the terms and conditions of your employment by the National and, subject to the Corporations Act and the Constitution, the holding of any office with the National or a Related Body Corporate.  Subject to the express terms of this agreement, this paragraph is not intended to remove, limit, extend or otherwise vary:

(a)                                   any duty imposed upon you or the National which arises by operation of law or by force of legislation; or

(b)                                  any term of the agreement or obligation which would, in the absence of express provision in the agreement, be implied by law.

23.3                            No oral explanation or information provided by either you or the National to the other party will:

(a)                                 affect the meaning or interpretation of this agreement; or

(b)                                  constitute any collateral agreement, warranty or understanding between the National and you.

24                                   Waiver and Exercise of rights

24.1                            A single or partial exercise or waiver of a right relating to this agreement will not prevent any other exercise of that right or the exercise of any other right.

24.2                            A party will not be liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

25                                   Severance

25.1                            You and the National consider that the Covenants are reasonable in all the circumstances of your employment.

25.2                            Each and every part of the Covenants is a severable and independent covenant.   You agree with the National that the joint intention of the parties is that if the Covenants, taken together, go beyond what is reasonable in all the circumstances but would be reasonable with any one or more of the Covenants (or any one or more parts of the Covenants) deleted, the Covenants will apply as if those unreasonable Covenants (or parts of Covenants) were deleted.

26                                   Governing law

This Agreement is governed by and will be interpreted in accordance with the laws of Victoria, Australia.

27                                   Definitions

In this agreement, unless the context otherwise requires, words have the meaning given to them in Schedule C.

28.                                Acceptance

A copy of this agreement is enclosed for your records.  Would you please sign and return the original to me to confirm your acceptance of the terms and conditions of your employment with the National.

Yours sincerely

[Original signed]

Graham Kraehe
Chairman
National Australia Bank Limited

ACCEPTANCE

I, John Morrison Stewart, acknowledge that I have read and understood this agreement, including the Schedules, and I hereby accept the offer of employment with National Australia Bank Limited on the terms set out in this agreement including the Schedules.

Signed:	[Original signed]

Date:	27 May 2004

Witnessed By:	[Original signed]

Full Name of Witness	Arthur Robert Willett
(Please Print)

Address of Witness	38 Waltham St Flemington Vic 3031

SCHEDULE A

SHORT-TERM INCENTIVE PERFORMANCE-BASED PLAN (the “STI Plan”)

1                                          STI Plan

1.1                                  During your employment, you are entitled to participate in the STI Plan.   The Board may in its discretion (but not in a manner inconsistent with this Schedule A) change the terms of the STI Plan at any time.

1.2                                  Under the STI Plan, as it is in operation from time to time, you will be considered for an annual STI Reward.

1.3                                  Your target STI Reward for the first year of the period of your employment is 100% of your TEC.  For each subsequent year of the period of your employment, your target STI Reward will be reviewed annually by the Board by reference to factors determined by it in its discretion, including, but not limited to, economic conditions and market movements.  The target STI Reward as determined by the Board in respect of a year will not be less than the target STI Reward for the immediately preceding year.

1.4                                  You will be informed of the details of your annual target STI Reward, annual goals and payments for various percentage achievement of those goals each year in writing.

1.5                                  The STI Rewards will be governed by the EVA Incentive Program or such other program as determined by the Board, as in force and amended from time to time.

1.6                                  Whether the STI Reward for a particular year will be provided to you, and, if so, its quantum relative to the target, will be subject to:

(a)                                   the extent to which you achieve the performance targets referred to in this agreement as determined by the Board;

(b)                                  an assessment by the Board of the contribution you have made to the overall development of the Group; and

(c)                                   the extent to which you achieve an annual Economic Value Added target as set by the Board.

1.7                                  The Board will take into account reasonable and relevant factors in exercising its discretion in determining the quantum of your STI Reward.  The Board may, in its absolute discretion,  award a reasonable and appropriate STI Reward in excess of the target STI Reward for exceptional performance in any year.

Provision of STI Reward

1.8                                  In order to continue your current demonstrated support for the National and its shareholders, and to link your performance to the future performance of the National, at least 50% of your annual STI Reward, if any, will be provided in National Shares to be known as Deferred Issued Shares.

1.9                                  Before the date nominated by the National for the relevant year, you may express a preference in writing to the Chairman as to the percentage of any STI Reward, in addition to the 50% prescribed under clause 1.8 of this Schedule A, you would prefer the National to provide as Deferred Issued Shares for the coming STI Plan year, should you become eligible for the STI Reward.

Achievement of an STI Reward

1.10                            In any year in which you are eligible to receive an STI Reward, the Board will, as soon as reasonably practicable arrange for provision to you of the proportion of that STI Reward which is not being placed in National Shares and arrange for you to be provided with National Shares for the remaining proportion of the STI Reward, to be held on trust as Deferred Issued Shares.

Deferred Issued Shares

1.11                            The Deferred Issued Shares will be held on trust for you under the National Australia Bank Staff Share Ownership Plan.

1.12                            While the Deferred Issued Shares are held on trust, you will be entitled to receive dividend payments and exercise voting rights through the Trustee.

1.13                            Subject to the provisions in sub-paragraph 17.19 of this agreement concerning the forfeiture of Deferred Issued Shares upon termination of your employment, the terms of the Deferred Issued Shares will be substantially the same as those currently provided under the National’s “At Risk” program, save that the relevant restriction period for each provision of National Shares will be up to 10 years from the date of allocation.

Approval by Shareholders

1.14                            Any issue or allocation of shares as part of the STI Reward, under the National Australia Bank Staff Share Ownership Plan, is subject to approval by shareholders if required by law or under any obligations with which the National must comply under the Listing Rules.

SCHEDULE B

LONG-TERM INCENTIVE PERFORMANCE-BASED PLAN

At the first Annual General Meeting after the date of acceptance of this offer, at which it is lawful to do so, the National will seek the approval of shareholders for the grant of executive share options and/or performance rights to you under the National Australia Bank Executive Share Option Plan No. 2 and the National Australia Bank Performance Rights Plan in numbers to be determined by the Board.

SCHEDULE C

DEFINITIONS

In this agreement, unless the context otherwise requires:

“Accrued but untaken” or “accrued but unused”, in relation to leave entitlements, means leave to which you have become entitled upon termination of employment pursuant to any applicable award of the Australian Industrial Relations Commission or a statutory provision or this agreement.

“Board” means the Board of Directors of National Australia Bank Limited as comprised from time to time.

“Chairman” means the Chairman of the Board, as appointed from time to time.

“Confidential Information” means any trade secret or other confidential information relating to the business affairs, strategy, accounts, business plans, marketing plans, sales plans, prospects, research, management, financing, products, inventions, designs, processes and any data bases, data surveys, customer lists, records, reports, software or other documents, material or other information in any form concerning the National (and any Related Body Corporate) or any of the customers or suppliers of the National (or of any Related Body Corporate) to which you gain access, whether before, during or after your employment with the National.

“Constitution” means the Constitution of the National Australia Bank Limited [as applicable from time to time].

“Corporations Act” means the Corporations Act 2001 (Cth) as amended and in force from time to time.

“Covenants” means the covenants, obligations and restrictions contained in this agreement.

“Deferred Issued Shares” means National Shares provided as part of an annual STI Reward.

“EVA Incentive Program” means the Group’s Economic Value Added Incentive Program.

“Group” or “National Australia Bank Limited Group” means National Australia Bank Limited and each Related Body Corporate.

“Listing Rules” means the listing rules of the Australian Stock Exchange Ltd or any other stock exchange on which the National is listed, as amended and in force from time to time.

“National” means National Australia Bank Limited and, where applicable, its Related Bodies Corporate.

“National Shares” means ordinary shares in National Australia Bank Limited.

“Related Body Corporate” means Related Body Corporate of the National and, in that case, has the same meaning as in Section 50 of the Corporations Act.